MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR
5-1, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-6529, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM


07027854

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)
〒100-6529
東京都千代田区丸の内
ビルディング29階

November 6, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the First Six-Month Period during the Fiscal Year ending March 31, 2008

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

dlw 11/8

tk-76262 v43

(Summary English Translation)

Semi-Annual Report Release
for the First Six-Month Period during the Fiscal Year ending March 31, 2008

October 30, 2007

East Japan Railway Company

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Code Number: 9020
(URL: http://www.jreast.co.jp/)

Representative: Satoshi Seino
President and CEO

Contact Person: Osamu Kawanobe
Director of Public
Relations Department
Tel.: (03)5334-1300

Scheduled Date of Filing of Semi-Annual Securities Report: December 19, 2007

Scheduled Date of Dividend Payment Commencement: December 4, 2007

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥1,334,640 million 1.1%	¥259,241 million 4.6%	¥201,083 million 1.5%	¥112,463 million (7.7)%
Six months ended September 30, 2006	¥1,319,908 million 2.2%	¥247,805 million 4.9%	¥198,177 million 17.6%	¥121,892 million 21.4%
Year ended March 31, 2007	¥2,657,345 million	¥428,097 million	¥300,051 million	¥175,870 million

	Earnings per Share	Earnings per Share (fully diluted)
Six months ended September 30, 2007	¥28,142.79	–
Six months ended September 30, 2006	¥30,501.84	–
Year ended March 31, 2007	¥44,007.94	–

(Note)

Investment profit and loss in equity method:

Six months ended September 30, 2007: *¥347 million*
Six months ended September 30, 2006: *¥536 million*
Year ended March 31, 2007 *¥(1,978) million*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At September 30, 2007	¥6,874,150 million	¥1,596,166 million	22.9%	¥393,071.28
At September 30, 2006	¥6,799,928 million	¥1,479,294 million	21.4%	¥364,220.88
At March 31, 2007	¥6,968,031 million	¥1,513,104 million	21.4%	¥372,492.84

(Note) Shareholders' Equity

At September 30, 2007: *¥1,570,779 million*
At September 30, 2006: *¥1,455,505 million*
At March 31, 2007: *¥1,488,553 million*

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Six months ended September 30, 2007	¥203,820 million	¥(190,462) million	¥(8,379) million	¥92,632 million
Six months ended September 30, 2006	¥249,721 million	¥(171,064) million	¥(57,515) million	¥86,556 million
Year ended March 31, 2007	¥541,850 million	¥(348,799) million	¥(172,027) million	¥86,980 million

2. Dividends

	Dividends per Share		
Reference Date	Interim	Year-end	Total Annual
Year ended March 31, 2007	¥4,500.00	¥4,500.00	¥9,000.00
Year ending March 31, 2008 (Result)	¥5,000.00		¥10,000.00
Year ending March 31, 2008 (Forecast)		¥5,000.00	

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Annual	¥2,699,000 million 1.6%	¥436,000 million (1.8)%	¥327,000 million 9.0%	¥187,000 million 6.3%	¥46,794.82

* Note for the appropriate use of forecast of business results

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

4. Others

(1) Changes to principal subsidiaries during the six-months period (status changes of specified subsidiaries due to changes in the scope of consolidation): Not applicable

(2) Changes to accounting policies and procedures, and methods of representation concerning preparation of consolidated interim financial statements:

- (i) Changes due to amendment to accounting standards: Applicable
- (ii) Changes other than (i): Not applicable

(3) Number of outstanding shares (common stock)

- (i) Total outstanding shares as of the end of each period (including treasury stock):
  - At September 30, 2007: 4,000,000
  - At September 30, 2006: 4,000,000
  - At March 31, 2007: 4,000,000
- (ii) Total number of treasury stock as of the end of each period:
  - At September 30, 2007: 3,831
  - At September 30, 2006: 3,784
  - At March 31, 2007: 3,806

(Reference) Outline of the Non-Consolidated Financial Statements

1. Non-Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Non-Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥989,236 million 1.7%	¥226,788 million 4.3%	¥168,259 million (0.0)%	¥98,771 million (6.3)%
Six months ended September 30, 2006	¥973,058 million 1.3%	¥217,487 million 2.6%	¥168,288 million 16.7%	¥105,411 million 18.8%
Year ended March 31, 2007	¥1,940,031 million	¥362,715 million	¥237,970 million	¥154,190 million

	Earnings per Share
Six months ended September 30, 2007	¥24,711.78
Six months ended September 30, 2006	¥26,372.74
Year ended March 31, 2007	¥38,576.70

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At September 30, 2007	¥6,431,570 million	¥1,423,449 million	22.1%	¥356,135.28
At September 30, 2006	¥6,358,395 million	¥1,326,885 million	20.9%	¥331,971.85
At March 31, 2007	¥6,525,704 million	¥1,354,026 million	20.7%	¥338,764.05

(Note) Shareholders' Equity

At September 30, 2007: ¥1,423,449 million
At September 30, 2006: ¥1,326,885 million
At March 31, 2007: ¥1,354,026 million

2. Forecast of Non-Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Annual	¥1,976,000 million 1.9%	¥369,000 million 1.7%	¥260,000 million 9.3%	¥162,000 million 5.1%	¥40,531.07

* Note for the appropriate use of forecast of business results

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

END